UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

 TABLE OF CONTENTS

CHANGES TO BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
SIGNATURES

Changes to Board of Directors and Executive Officers

Infosys Technologies Limited, a company organized under the laws of the Republic of India (“Infosys,” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On April 30, 2011, the Board of Directors of Infosys (the “Board”), upon the recommendation of its Nominations Committee, made several changes to the Board and executive officers of the Company, which changes become effective on August 21, 2011.

Mr. K.V. Kamath, a current independent director on the Company’s Board, will become the Chairman of the Board. Mr. Kamath currently serves as the non-executive chairman of the board of directors of ICICI Bank Limited, India's second largest bank. Mr. Kamath also currently serves as a director on the boards of directors of Lupin Limited and Schlumberger Limited. Mr. Kamath started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. From 1988 to 1996, Mr. Kamath was an officer with the Asian Development Bank. In 1996, Mr. Kamath returned to ICICI as its Managing Director and Chief Executive Officer. Mr. Kamath retired as Managing Director and Chief Executive Officer of ICICI Bank Limited in April 2009.

Mr. N. R. Narayana Murthy, a co-founder of the Company and the current Chairman of the Board and Chief Mentor, will reach the mandatory retirement age for the Company’s directors on August 20, 2011, and will be retiring from his position on the Board. Mr. Murthy will thereafter no longer be a director or employee of the Company, but will continue to be associated with Infosys as its honorary Chairman Emeritus.

Mr. S. D. Shibulal, a co-founder of the Company and its current Chief Operating Officer, and an executive director on the Company’s Board, will become the Company’s Chief Executive Officer and Managing Director and continue to serve as an executive director on the Company’s Board. Mr. Shibulal has served as the Company’s Chief Operating Officer since 2007, and has previously served in numerous capacities with the Company, including Group Head – Worldwide Sales and Customer Delivery, Worldwide Head of Customer Delivery, and Head of Manufacturing, Distribution and Internet Consulting.

Mr. S. Gopalakrishnan, a co-founder of the Company and its current Chief Executive Officer and Managing Director, and an executive director on the Company’s Board, will be retiring from his position as Chief Executive Officer and Managing Director. Mr. Gopalakrishnan will continue to serve on the Company’s Board, and will become the Executive Co-Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited /s/ S. Gopalakrishnan

Date: May 2, 2011	S. Gopalakrishnan Chief Executive Officer